				Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$92,216	$85,729	$94,310	$103,671	$119,484
Interest applicable to rentals	4,833	7,074	12,099	6,810	4,103

Total fixed charges, as defined	$97,049	$92,803	$106,409	$110,481	$123,587

Preferred distributions, as defined (a)	10,906	10,998	10,067	8,295	11,297

Combined fixed charges and preferred distributions, as defined	$107,955	$103,801	$116,476	$118,776	$134,884

Earnings as defined:
Net Income	$137,618	$143,337	$157,543	$232,845	$231,435
Add:
Provision for income taxes:
Total Taxes	78,338	83,494	70,648	45,050	66,546
Fixed charges as above	97,049	92,803	106,409	110,481	123,587

Total earnings, as defined	$313,005	$319,634	$334,600	$388,376	$421,568

Ratio of earnings to fixed charges, as defined	3.23	3.44	3.14	3.52	3.41

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.90	3.08	2.87	3.27	3.13

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.